EXHIBIT (a)(1)(vii)

                              Saker Holdings Corp.
                       922 Highway 33, Suite 1, Building 6
                           Freehold, New Jersey 07728

                                  June 16, 2006

To the Shareholders of Foodarama Supermarkets, Inc.:

      Enclosed are materials in connection with a tender offer by Saker Holdings Corp., a newly formed Delaware corporation organized by Richard J. Saker, the Chief Executive Officer and President of Foodarama Supermarkets, Inc., a New Jersey corporation ("Foodarama"), Joseph J. Saker, the Chairman of the Board of Foodarama, Joseph J. Saker, Jr., Senior Vice President - Marketing and Advertising of Foodarama, Thomas A. Saker, Vice President of Store Operations of Foodarama and four other members of the family of Joseph J. Saker (the "Purchaser Group"). Pursuant to this tender offer, Saker Holdings Corp. is offering to purchase your shares of Foodarama's common stock for a price of $53.00 per share in cash. In order to sell your shares to Saker Holdings Corp., you must "tender" your shares in accordance with the procedures set forth in the enclosed materials.

      This is a "going private" transaction. The purpose of the tender offer is for Saker Holdings Corp. to purchase as many outstanding shares of Foodarama's common stock as possible as a first step in acquiring the entire equity interest in Foodarama. The tender offer is subject to certain conditions, including, among others, a condition that Saker Holdings Corp. hold at least 90% of Foodarama's common stock after the closing of the tender offer, the requisite consent of Wakefern Food Corp., the receipt of the proceeds of the financing arranged by Saker Holdings Corp. to fund the tender offer and a condition that the Foodarama shareholders approve an agreement and plan of share exchange pursuant to which each outstanding share of Foodarama common stock would be exchanged for one share of common stock of a newly formed Delaware corporation, with Foodarama thereby becoming a subsidiary of that Delaware corporation. The share exchange would be followed by a merger of the Delaware corporation into Saker Holdings Corp., pursuant to which shareholders who did not tender shares in the tender offer would receive $53 in exchange for their shares of the Delaware corporation that they received in the share exchange, subject to their right to exercise appraisal rights under the Delaware General Corporation Law. As a result of the tender offer, the share exchange and the merger, Foodarama would become a wholly owned subsidiary of Saker Holdings Corp. and there would no longer be a public market for Foodarama common stock. Foodarama and FSM-Delaware will be mailing to the shareholders of Foodarama a Notice of Special Meeting, Proxy Statement/Prospectus and proxy for a special meeting of shareholders currently scheduled for July 19, 2006 at which shareholders of Foodarama will be asked to vote in favor of the share exchange.

      The Purchaser Group believes that it is in the best long-term interest of Foodarama to consummate the tender offer because, among other reasons, being a private company will allow Foodarama's management to focus on long-term business goals and eliminate increased disclosure burdens and increased costs associated with being a public company subject to

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applicable federal securities laws and regulations. A Special Committee of the
Foodarama Board of Directors consisting of three independent directors previously appointed to review the proposed transaction has recommended that the Foodarama shareholders accept the tender offer and tender their shares to Saker Holdings Corp.

      The enclosed tender offer materials include an Offer to Purchase and a Letter of Transmittal for use in tendering your shares. These documents set forth more fully the terms and conditions of the tender offer and the merger.

      We recommend that you read the enclosed tender offer materials (along with the solicitation/ recommendation statement on Schedule 14D-9, which Foodarama is required to file with the U.S. Securities and Exchange Commission and send to you within 10 days of the date of the tender offer) in their entirety and consider them carefully before deciding whether to tender your shares as they contain important information. You must make your own decision as to the acceptability of the offer, and you should consult your own financial and legal advisors and make such other investigations concerning the offer and the merger as you deem necessary.

      Questions and requests for assistance may be directed to MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016 or call (212) 929-5500 (Call Collect) or (800) 322-2885 (Call Toll-Free).

                                          Sincerely,

                                          /s/ Richard J. Saker
                                          --------------------

                                          President of Saker Holdings Corp.

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